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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 Route 209
(No. and Street)

Wawarsing (City) NY (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Coombe III, CFP (845) 647-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arias, Andrew J
(Name – *if individual, state last, first, middle name*)

PO BOX 190 (Address) MONGAUP VALLEY (City) NY (State) 12762 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Arias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coombe Financial Services, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Susan M Kraycer

Notary Public

SUSAN M. KRAYCER
Notary Public, State of New York
Sullivan County Reg. #4514500
Commission Expires 2/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2008

COOPER, NIEMANN & CO., LLP
Certified Public Accountants

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2008

COOMBE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2008

COOPER, NIEMANN & CO., LLP
Certified Public Accountants

GREG M. COOPER, CPA, CSEP
ANNA M. NIEMANN, CPA, Cr.FA, DABFA
SUSAN M. KRAYCER, CPA

ANDREW J. ARIAS, CPA, Cr.FA
SUSAN M. PETERS, CPA

Reaching new heights, with an eye on tomorrow

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Dear Board Members:

We have audited the accompanying statement of financial condition of Coombe Financial Services, Inc., as of December 31, 2008, and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coombe Financial Services, Inc. as of December 31, 2008, and the changes in its financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information consists of Form X-17A-5-Part III and the Computation of Net Capital as required by the U.S. Securities and Exchange Commission and is not a required part of the financial statements.

740 Route 17B, P.O. Box 190
Mongaup Valley, New York 12762
www.cooperandniemann.com

Phone (845) 796-1800
Fax (845) 796-1826
email: info@cooperandniemann.com

Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cooper, Niemann & Co. CPA's LLP

Mongaup Valley, NY
February 28, 2009

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2008	2007
ASSETS		
Current Assets		
Cash	$ 14,293	$ 10,008
Investments	15,301	51,390
Accounts Receivable	20,345	13,760
Prepaid Rent	1,500	1,500
Total Current Assets	51,439	76,658
Fixed Assets Net of Accumulated Depreciation	6,890	1,966
TOTAL ASSETS	$ 58,329	$ 78,624
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 20,376	$ 13,331
Total Current Liabilities	20,376	13,331
Stockholder's Equity		
Capital Stock-100 Shares Authorized 100 Shares Issued And Outstanding	5,000	5,000
Paid In Surplus	34,163	34,163
Retained Earnings	(1,210)	26,130
Total Stockholder's Equity	37,953	65,293
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,329	$ 78,624

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
Stockholder's Equity at Beginning of Year	$ 65,293	$ 35,726
Net Income (Loss)	(27,340)	29,567
Stockholder's Equity at End of Year	$ 37,953	$ 65,293

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
INCOME		
Revenue from Sale of Investment Company Shares	$ 215,961	$ 233,902
Fees for Account Supervision	4,120	3,706
Other Revenue	205,011	157,490
TOTAL INCOME	425,092	395,098
EXPENSE		
Salaries and Costs For Officers	67,036	67,186
Other Employee Compensation and Benefits	106,721	108,752
Regulatory Fees and Expenses	4,861	5,626
Other Expenses	273,814	183,967
TOTAL EXPENSE	452,432	365,531
NET INCOME (Loss)	$ (27,340)	$ 29,567

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
Net Income (Loss)	$ (27,340)	$ 29,567
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	1,182	1,270
(Increase)Decrease in Accounts Receivable	(6,585)	10,724
Decrease (Increase) in Investments	36,089	(35,922)
Increase in Accounts Payable	7,045	2,044
Net Cash Provided by Operating Activities	10,391	7,683
Cash Flows from Investing Activities:		
Purchase of Fixed Assets	(6,106)	-
Net Cash Used In Investing Activities	6,106	-
Increase in Cash and Cash Equivalents	4,285	7,683
Cash and Cash Equivalents at Beginning of Year	10,008	2,325
Cash and Cash Equivalents at End of Year	$ 14,293	$ 10,008
Income Taxes Paid	$ 100	$ 100

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Coombe Financial Services, Inc. ("The Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on the accrual basis of accounting.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid investments of three months or less as cash equivalents.

Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. For the year ended December 31, 2008, the Company reported depreciation expense and accumulated depreciation of $1,181 and $9,490, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Accounts Receivable

Accounts receivable are shown gross, with uncollectible amounts recognized under the direct write off method. No allowance for uncollectible accounts has been provided since it is believed that such allowance would be immaterial.

NOTE 2 - INVESTMENTS

The Company's investments are carried at fair market value as of the financial statement date and consist of the following:

Description	FMV
TD Ameritrade Money Market Portfolio	$ 132
1,500 shares Hometown Bancorp. Inc.,	6,450
500 shares NASDAQ Stock Market, Inc.	7,413
200 shares The Blackstone Group Lp Com	1,306
	$ 15,301

NOTE 3 – PENSION PLAN

The Company has a defined contribution pension plan. This salary reduction simplified employee pension plan (SARSEP) covers all company employees. Participating employees are eligible to defer up to the smaller of 25% of eligible compensation or $15,500 each in 2008, and employees over age 50 may elect to contribute an additional $5,000. The Company may contribute to the plan in the form of non-elective contributions. Both the employee and employer contributions cannot exceed the lesser of $45,000 or 25% of eligible wages.

For the year ended December 31, 2008, the Company's pension expense was $4,211.

NOTE 4 – RELATED PARTIES

The Company rents real estate from its sole shareholder in Wawarsing, New York. The lease runs through December 31, 2008, with monthly rental charges of $1,500 per month. This lease will automatically renew for an additional year, unless either party gives written notice of termination no later than 30 days before the expiration of the lease. As of the date of the financial statements, the lease has been renewed for the additional year.

The following are the outstanding lease obligations as of December 31, 2008:

2009	$ 18,000

COOPER, NIEMANN & CO., LLP

Certified Public Accountants

Greg M. Cooper, CPA, CSEP
Anna M. Niemann, CPA, Cr.FA, DABFA
Susan M. Kraycer, CPA

Andrew J. Arias, CPA, Cr.FA
Susan M. Peters, CPA

Reaching new heights, with an eye on tomorrow

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc., and included in the unaudited Part 11A FOCUS Report as of December 31, 2008.

We note that there is a no material difference between the two computations.

Cooper, Niemann & Co. CPA's LLP

Mongaup Valley, NY
February 28, 2009

740 Route 17B, P.O. Box 190
Mongaup Valley, New York 12762
www.cooperandniemann.com

Phone (845) 796-1800
Fax (845) 796-1826
email: info@cooperandniemann.com

COOMBE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31,

	2008	2007
Total Ownership Equity from Balance Sheet	$ 37,953	$ 65,293
Minus Equity not available for Net Capital	-	-
Total Available Capital	37,953	65,293
Less Nonallowable Assets: Property & Equipment	(6,890)	(1,966)
Tentative Net Capital	31,063	63,327
Less Haircut on NASDAQ Stock: (15% of $15,169 and $46,647 respectively)	(2,275)	(6,997)
Net Capital December 31,	$ 28,788	$ 56,330

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOPER, NIEMANN & CO., LLP
Certified Public Accountants

GREG M. COOPER, CPA, CSEP
ANNA M. NIEMANN, CPA, Cr.FA, DABFA
SUSAN M. KRAYCER, CPA

ANDREW J. ARIAS, CPA, Cr.FA
SUSAN M. PETERS, CPA

Reaching new heights, with an eye on tomorrow

To Whom It May Concern:

Please be advised that there are no material inadequacies found since the date of the previous audit.

Cooper, Niemann & Co. CPA's LLP

Mongaup Valley, NY
February 28, 2009

740 Route 17B, P.O. Box 190
Mongaup Valley, New York 12762
www.cooperandniemann.com

Phone (845) 796-1800
Fax (845) 796-1826
email: info@cooperandniemann.com